SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2005	Commission file number 1-3157

INTERNATIONAL PAPER COMPANY

SALARIED SAVINGS PLAN

(Full title of the plan)

INTERNATIONAL PAPER COMPANY

400 Atlantic Street

Stamford, Connecticut 06921

Telephone: (203) 541-8000

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

13-0872805

(I.R.S. Employer Identification No.)

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–12

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Question 4a—Delinquent Participant Contributions Year Ended December 31, 2005	14

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	15

NOTE:    All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

International Paper Company

Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the International Paper Company Salaried Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) delinquent participant contributions for the year ended December 31, 2005 and (2) assets (held at end of year) as of December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Memphis, Tennessee

June 23, 2006

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

(Amounts in thousands)

	2005	2004
ASSETS:
Investments—Plan interest in Master Trust (Notes 1, 2, 3, 4, 5, and 6):
Participant-directed investments	$3,155,140	$2,496,506
Non participant-directed investments	—	665,420
Participant loans	58,788	57,856

Total investments—Plan interest in Master Trust	3,213,928	3,219,782

Receivables:
Participants’ contributions	5,964	6,020
Employer’s contributions	3,089	3,492

Total receivables	9,053	9,512

LIABILITIES:
Accrued expenses	(966)	(1,007)
Other	(9)	—

Total liabilities	(975)	(1,007)

NET ASSETS AVAILABLE FOR BENEFITS	$3,222,006	$3,228,287

See notes to financial statements.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts in thousands)

	2005	2004
ADDITIONS:
Contributions:
Participants’ contributions	$117,502	$115,532
Employer’s contributions	54,089	50,799

Total contributions	171,591	166,331

Investment income—Plan interest in Master Trust (Notes 1, 2, 3, 4, and 5)	50,153	207,088

Net transfers from other plans (Note 8)	7,789	15,775

Total additions	229,533	389,194

DEDUCTIONS:
Benefits paid to participants	230,893	221,174
Administrative expenses	4,921	5,188

Total deductions	235,814	226,362

NET (DECREASE) INCREASE	(6,281)	162,832

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,228,287	3,065,455

End of year	$3,222,006	$3,228,287

See notes to financial statements.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF THE PLAN

The following description of the International Paper Company Salaried Savings Plan (the “Plan”) provides only general information about the provisions of the Plan. Participants should refer to the Plan document or the Plan’s summary plan description for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan providing retirement benefits to the salaried domestic employees and certain hourly domestic employees of International Paper Company and its subsidiaries (the “Company”) who work in the United States, or who are United States citizens or residents working outside the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The assets of the Plan are held by State Street Bank and Trust Company (the “Trustee”) in the International Paper Company Defined Contribution Plans Master Trust (the “Master Trust”), a master trust established by the Company and administered by the Trustee.

J.P. Morgan Retirement Plan Services (the “Recordkeeper”) is the recordkeeper for the Plan.

Eligibility to Participate—An employee is generally eligible to participate in the Plan upon date of hire if the employee is a salaried employee, or a non-bargained hourly employee at a designated location, and is employed on a non-temporary basis. Participation in the Plan is voluntary. New employees are automatically enrolled in the Plan 45 days from the date they become eligible to participate, unless they otherwise decline participation or make alternative contribution and/or investment elections.

Participant Contributions—Participant contributions may be made on either a before-tax or after-tax basis, or in any combination, and are subject to certain Internal Revenue Code (the “Code”) limitations. The maximum rate of participant contributions is 85% of annual compensation as defined by the Plan.

Company Matching Contributions—The Company matches all participant contributions at 70% on the first 4% of participant contributions and 50% on the next 4% of participant contributions.

Retirement Savings Account—Effective July 1, 2004, the Plan was amended to add the Retirement Savings Account (“RSA”) provisions applicable to employees hired on or after July 1, 2004. The Company makes an RSA contribution equal to 2.75% of the employee’s compensation.

Rollover Contributions—The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit-sharing, stock bonus, and savings plans. Effective January 1, 2004, the Plan was amended to accept rollover contributions from traditional individual retirement accounts.

Investments—Participants direct the investment of their contributions and RSA contributions into various investment options offered by the Plan. The Plan currently offers several diversified portfolios and pooled funds, a fixed income option referred to as the Stable Value Fund, an open brokerage window and the Company’s common stock as investment options for participants.

Prior to October 1, 2005, 50% of the Company matching contributions were invested in the Company Stock Fund (“Company Match Restricted”) and the remaining 50% were invested, as directed by the participant, into the various investment options offered by the Plan. Beginning in the year a participant reached age 55, or upon termination of employment, the participant could transfer all or part of his Company Match Restricted balance to the other investment options (the “Transfer Restriction”).

Effective October 1, 2005, the Plan was amended to remove the Transfer Restriction on Company matching contributions invested in the Company Stock Fund. Company matching contributions continue to be invested 50% in the Company Stock Fund and 50% as directed by the participant into the various investment options offered by the Plan, and participants may immediately transfer Company matching contributions from the Company Stock Fund to any of the other investment options.

ESOP Portion of the Plan—The Company Stock Fund, excluding contributions made in the current plan year, is designated as an employee stock ownership plan (“ESOP”). With respect to dividends paid on shares of Company stock held in the ESOP portion of the Plan, participants are permitted to elect to receive cash payouts of the dividends or to leave the dividends in the Plan to be reinvested in shares of Company stock.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and an allocation of Plan earnings, and is charged with benefit distributions, if applicable, and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their participant contributions and rollover contributions, plus earnings thereon. Participants become 100% vested in Company matching contributions and RSA contributions, plus earnings thereon, after three years of completed service.

Participants also are fully vested in their Company matching contributions, plus earnings thereon, upon attainment of age 65, termination of employment due to death or disability, or termination of employment due to permanent closure or sale of an employee’s work facility. The vesting schedule of a merged plan shall be substituted for the Plan schedule if it is more favorable to an employee who was participating in such plan on the merger date. Forfeited balances of terminated participants are used to reduce future Company contributions.

Loans to Participants—Participants may borrow from their accounts an amount not to exceed (on a cumulative outstanding basis) the lesser of (1) 50% of the value of a participant’s contributions, rollover accounts, and the vested portion of his Company contributions account, less any restricted portions of such accounts or (2) $50,000 reduced by the excess of the participant’s largest outstanding balance of all loans during the 12 months preceding the date the loan is to be made over the outstanding balance of loans on the date such loan is made.

Loans are repayable through payroll deduction, beginning as soon as administratively practicable after the effective date of the loan, with a minimum loan period of one year. The maximum repayment period is five years, unless for the purchase of a principal residence, in which case the maximum repayment period is 10 years. It is permissible to have two loans outstanding at any one time, but only one principal residence loan is allowed at a time. The interest rate is determined by the plan administrator based on the prime interest rate as published in The Wall Street Journal plus 1%. Interest rates on loans outstanding ranged from 4.5% to 10.5% at December 31, 2005 and 2004.

Effective January 1, 2004, the Plan was amended to allow loans to participants who are no longer employed by the Company.

Withdrawals—A participant may make a general withdrawal in the following order: (1) the value of the after-tax contributions made before the preceding 24-month period and the unmatched after-tax contributions made within the preceding 24-month period with no suspension penalty or contribution suspension; (2) the value of the matched after-tax contributions made during the preceding 24-months with a 3-month suspension penalty period during which no Company matching contributions are made; (3) the value of any rollover account; and (4) the value of certain prior Company matching contributions as detailed in the appendix to the Plan document.

If the total amount available to a participant for a general withdrawal is insufficient to meet his financial needs, a participant who has not attained age 59 1/2 may apply for a hardship withdrawal of vested Company matching contributions and earnings thereon, before-tax contributions and pre-1989 earnings on before-tax contributions.

To demonstrate necessity for a hardship withdrawal, a participant’s contributions to the Plan are suspended for six months. As an alternative method of demonstrating necessity, a participant may file a certification of financial hardship.

Participants who have attained age 59 1/2 may withdraw the value of before-tax contributions and the value of vested Company matching contributions, in addition to all amounts available under a general withdrawal.

Payment of Benefits—Distributions may be made when a participant retires, terminates employment, or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant’s account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash, or in a combination of shares and cash, as selected by the participant.

Upon termination of employment, a participant may elect a distribution in a lump-sum payment or through installments over 5 to 20 years. Terminated participants may defer distribution to a date occurring on or prior to the date the participant attains age 70 1/2.

Effective January 1, 2004, the Plan was amended to require an automatic lump-sum distribution to a terminated participant whose account balance is $5,000 or less. Effective October 1, 2005, the Plan was amended to provide that an automatic lump-sum distribution in excess of $1,000 is automatically distributed to a rollover IRA unless the participant timely elects another form of distribution.

Death benefits to a beneficiary are paid in either a lump-sum payment within five years of the participant’s death or in installment payments commencing within one year of the participant’s death, as elected by the beneficiary. If the beneficiary is the participant’s spouse, the beneficiary may elect to defer the distribution to the date the participant would have been age 70 1/2.

Administrative Expenses—All administrative fees and expenses are charged to the Plan. The Recordkeeper nets the Master Trust administrative expenses of each plan with the investment income or loss of the Master Trust. Plan level expenses are included in administrative expenses in the accompanying statements of changes in net assets available for benefits.

Forfeited Accounts—At December 31, 2005 and 2004, forfeited nonvested accounts totaled $15,216 and $236, respectively. These accounts are used to reduce future employer contributions. During the years ended December 31, 2005 and 2004, employer contributions were reduced by approximately $1,034,000 and $876,000, respectively, from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s interest in the Master Trust is stated at fair value, except for its benefit-responsive investment contracts which are valued at contract value (see Note 3). If available, quoted market prices are used to value investments. Pooled accounts are valued at the net asset value of units held by the Plan at year end. Shares of the open brokerage window and the Company’s common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Master Trust for investments in master trust investment accounts and the open brokerage window are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an adjustment to net appreciation (depreciation) in fair market value for such investments.

The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable—The Plan is required to return contributions received during the year in excess of Code limitations. For the year ended December 31, 2005, approximately $9,000 of contributions were refundable to Plan participants whose annual additions to the Plan exceeded the Code 415 limits.

Derivatives—The Master Trust’s investments include various instruments that meet the definition of a derivative, including swap and futures contracts hedging foreign currency, interest rates, etc. The Master Trust uses derivatives for investment appreciation and hedging of certain risks, and the contracts are settled in cash on a daily basis. Such derivatives are recorded in the accompanying statements of net assets available for benefits at their fair market value, and changes in fair value are recorded in investment income — Plan interest in Master Trust in the accompanying statements of changes in net assets available for benefits.

3.	INVESTMENT CONTRACTS

The Plan has entered into various benefit-responsive investment contracts with insurance companies, which maintain the contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant distributions and administrative expenses. The investment contract portfolio is managed by Deutsche Asset Management. The contracts are included in the financial statements at contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant distributions and administrative expenses. Participants may ordinarily direct the distribution or transfer of all or a portion of their investment at contract value as reported to the Plan by the issuers.

The investment contracts are classified as either guaranteed investment contracts (“GIC”) or synthetic investment contracts (“SIC”). A SIC differs from a GIC in that the Plan owns the assets underlying the investments of a SIC. The bank or insurance company issues a contract, referred to as a “wrapper,” that guarantees the value of the underlying investment for the duration of the SIC. The wrapper contracts are valued as the difference between the contract value of the SIC and the fair value of the underlying assets. The investment contract portfolio is valued based on the contract value of the contracts held in aggregate by the portfolio.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts held by the Master Trust at December 31, 2005 and 2004, was $1,384,802,694 and $1,459,601,796, respectively. The contract value of the investment contracts held by the Master Trust at December 31, 2005 and 2004, was $1,377,888,166 and $1,413,478,474, respectively. The aggregate average yields of the investment contracts for the years ended December 31, 2005 and 2004, were 5.22% and 4.90%, respectively. The aggregate crediting interest rates for the investment contracts as of December 31, 2005 and 2004, were 5.34% and 4.77%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

In addition to investment contracts, the investment contract portfolio includes a State Street Bank and Trust Company money market fund that had an aggregate fair value of $44,516,528 and $69,199,438 at December 31, 2005 and 2004, respectively.

4.	MASTER TRUST

The Plan’s investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The net assets of the Master Trust at December 31, 2005 and 2004, are summarized as follows (in thousands):

	2005	2004
Master Trust net assets:
At fair value:
Company Stock Fund Master Trust Investment Account	$666,098	$789,266

RIC Master Trust Investment Account:
Conservative Smartmix Fund	55,218	53,740
Moderate Smartmix Fund	284,346	274,606
Aggressive Smartmix Fund	132,832	116,662
Cash	2,818	994

Total RIC Master Trust Investment Account	475,214	446,002

Commingled Investment Group Trust Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool	96,904	84,930
Emerging Market Fixed Income Pool	44,735	27,256
Emerging Market Equity Pool	116,233	58,860
High Yield Bond Pool	18,225	20,348
Non-U.S. Developed Equity Pool	160,310	113,507
U.S. Small Cap Pool	150,740	148,442
U.S. Mid Cap Pool	142,145	107,664
U.S. Large Cap Pool	785,677	821,765

Total Commingled Investment Group Trust Master Trust Investment Accounts	1,514,969	1,382,772

Open Brokerage Window	66,257	53,445

SSGA FDS Money Market Fund	539	559

International Paper Company common stock	16	20

Participant loans	118,244	113,449
At contract value— Stable Value Fund Master Trust Investment Account	1,377,995	1,417,613

Total Master Trust net assets	$4,219,332	$4,203,126

Plan interest in the Master Trust	$3,213,928	$3,219,782

Plan interest in the Master Trust as a percentage of total	76%	77%

The net investment income of the Master Trust for the years ended December 31, 2005 and 2004, is summarized below (in thousands):

	2005	2004
Master Trust investment income:
Net appreciation (depreciation) of investments at fair value:
Company Stock Fund Master Trust Investment Account	$(170,470)	$(13,181)
RIC Master Trust Investment Account:
Conservative Smartmix Fund	1,942	3,127
Moderate Smartmix Fund	19,802	27,119
Aggressive Smartmix Fund	12,045	13,243
Commingled Investment Group Trust Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool	2,172	3,906
Emerging Market Fixed Income Pool	4,110	2,384
Emerging Market Equity Pool	24,992	7,917
High Yield Bond Pool	296	1,226
Non-U.S. Developed Equity Pool	26,693	16,534
U.S. Small Cap Pool	6,323	20,861
U.S. Mid Cap Pool	12,818	13,864
U.S. Large Cap Pool	38,588	78,476
Open Brokerage Window	1,246	3,697
Net depreciation of investments at contract value:
Stable Value Fund Master Trust Investment Account	(4,468)	(3,660)

Total net (depreciation) appreciation	(23,911)	175,513

Interest and dividends:
Company Stock Fund Master Trust Investment Account	20,764	19,149
RIC Master Trust Investment Account:
Conservative Smartmix Fund	63	33
Moderate Smartmix Fund	969	(461)
Aggressive Smartmix Fund	744	(256)
Commingled Investment Group Trust Master Trust Investment Accounts:
U.S. Small Cap Pool	1	—
U.S. Large Cap Pool	6	2
Participant loans	6,553	6,080
Stable Value Fund Master Trust Investment Account	73,019	69,159

Total interest and dividends	102,119	93,706

Total Master Trust investment income	$78,208	$269,219

Investment income—Plan interest in Master Trust	$50,153	$207,088

5.	NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets relating to the Company Stock Fund, which includes both participant and non participant-directed investments as of December 31, 2005 and 2004, and significant components of the changes in the net assets for the years ended December 31, 2005 and 2004, is as follows (in thousands):

	2005	2004
Net assets—beginning of year	$665,420	$717,457

Changes in net assets:
Investment (loss) income—Plan interest in Master Trust	(190,529)	2,411
Employer’s contributions	22,289	27,929
Participants’ contributions	7,421	10,270
Benefits paid to participants	(27,796)	(44,650)
Transfers from (to) participant-directed investments—net	25,999	(48,547)
Transfers from other plans/trusts—net	992	550
Reclassification to participant-directed investments	(503,796)	—

Net change	(665,420)	(52,037)

Net assets—end of year	$—	$665,420

Due to the removal of the Transfer Restriction on Company matching contributions invested in the Company Stock Fund, as detailed in the Investments section of Note 1, there are no non participant-directed investments after September 30, 2005.

6.	RELATED-PARTY TRANSACTIONS

Certain of the Master Trust’s investments are units of Master Trust Investment Accounts managed by the Trustee. State Street Bank and Trust Company is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $1,626,000 and $1,467,000 for the years ended December 31, 2005 and 2004, respectively.

Also included in the Master Trust’s investments are shares of common stock of International Paper Company, the Plan’s sponsor, which qualify as party-in-interest transactions.

7.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated May 8, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Company and the plan administrator believe that the Plan, as amended from time to time subsequent to the receipt of the IRS determination letter, is currently designed and operated in compliance with the applicable requirements of the Code, and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	TRANSFERS FROM OTHER PLANS

The Company also sponsors the International Paper Company Hourly Savings Plan. If employees are transferred from hourly to salaried status or vice versa during the year, their account balances are transferred to the plan in which they are eligible to participate following transfer. The following table summarizes the net transfers to the Plan during 2005 and 2004 (in thousands):

	2005	2004
International Paper Company Hourly Savings Plan—net transfers due to changes in employment status	$7,789	$1,836
Box USA Holdings, Inc. Savings and Investment Plan	—	13,939

Total net transfers from other plans	$7,789	$15,775

9.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

10.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

During 2005, the Company remitted participant contributions in the approximate amount of $128,700 to the Trustee later than required by Department of Labor Regulation 2510.3-102. The Company will file on a timely basis Form 5330 with the IRS and will pay the required excise tax on the transaction. During 2004, the Company remitted participant contributions in the approximate amount of $8,900 to the Trustee later than required by Department of Labor Regulation 2510.3-102. The Company filed on a timely basis Form 5330 with the IRS and paid the required excise tax on the transaction.

11.	PLAN MERGER

On December 31, 2004, a portion of the Box USA Holdings, Inc. Savings and Investment Plan was merged into the Plan with an asset transfer in the approximate amount of $13.9 million that is included in net transfers from other plans in the accompanying 2004 statement of changes of net assets available for benefits. Effective January 1, 2005, all salaried employees who were former Box USA employees became eligible to contribute to the Plan.

* * * * * *

SUPPLEMENTAL SCHEDULES OF SELECTED

FINANCIAL DATA

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2005

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The December 2004 participant contributions for Box USA were deposited on February 4, 2005.	$128,650.39

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans at interest rates of 4.5% to 10.5%, maturing through December 2015	**	$58,788,318
	American Century Brokerage	Participant brokerage accounts	**	48,361,523

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

By:	/s/ Robert Florio
Robert Florio, Plan Administrator

Date: June 28, 2006

          Memphis, Tennessee